SKM Media Corp.

6001 Broken Sound Parkway NW

Suite 510
Boca Raton, FL 33487

February 14, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Re:	Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-177329)

Ladies and Gentlemen:

SKM Media Corp., a Nevada corporation (the “Company”), pursuant to Rule 477 promulgated under the Securities Act of 1933, respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-177329) together with all exhibits thereto, which became effective on February 13, 2012.

The Company requests that the SEC consent to this application on the grounds that the withdrawal of the Registration Statement is in the best interests of the Company’s shareholders and consistent with the public interest and the protection of the investors. There have been no securities sold in connection with this Registration Statement.

If you have any questions regarding this request, please contact the Company’s legal counsel, Michael D. Harris of Nason, Yeager, Gerson White & Lioce, P.A. at (561) 471-3507.

Sincerely yours,

/s/ Howard Minsky
Howard Minsky
Chief Operating Officer